Exhibit 99.2

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Russia: Total announces the approval of the development of Yamal LNG,

a strategic liquefied natural gas project

Paris, December 18, 2013 – Total announces the final investment decision to develop the onshore Yamal LNG project in Russia. Total holds a 20% direct interest in the project which will develop reserves greater than 5 billion barrels of oil equivalent. The Yamal LNG project consists of an LNG plant with a capacity of 16.5 million tons per year (Mt/y) and represents a total capital expenditure of 27 billion dollars, as estimated by the operator.

“The successful sanction of Yamal LNG strengthens Total’s global portfolio to sustain post-2017 production over the next decades and further increases our presence in a high potential region of Russia in terms of gas resources”, said Yves-Louis Darricarrère, President Upstream at Total “Yamal LNG has made tremendous progress in recent months and Total will join forces with Novatek by harnessing all of its expertise and effort to deliver this top-tier LNG project within schedule.”

The project, operated by Yamal LNG JSC, consists of the development of the giant onshore South Tambey gas and condensate field, located on the Yamal peninsula. The project will include three LNG trains of 5.5 Mt/y each, with the first train scheduled to start-up in 2017, LNG storage tanks and harbor infrastructure in the port of Sabetta. The construction of the infrastructure (airport, harbor, camps) is already well advanced with more than 3,000 personnel actively involved on site. In order to transport the LNG to international markets, up to sixteen icebreaking LNG carriers will be used.

Around 70% of the LNG production of the Yamal LNG project has already been sold under long-term oil-linked price contracts, directed mostly to Asia, and the rest to Europe.

Yamal LNG is currently owned by Novatek (80%) and Total (20%). In September 2013, Novatek and China National Petroleum Corporation (CNPC) concluded an agreement whereby CNPC is expected to acquire a 20% equity share in Yamal LNG.

Total Exploration & Production in Russia

Total has been present in Russia since 1991 and the Group’s equity production was 179,000 barrels of oil equivalent per day (boe/d) in 2012.

This production comes from the onshore Kharyaga field (Total 40%, operator) and other fields through Total’s share in Novatek, which produces more than 10% of Russian gas output.

In addition to Yamal LNG, Total (49%) and Novatek (51%) are also developing the onshore Termokarstovoye gas and condensate field (capacity 65,000 boe/d) in the Yamalo-Nenets district, for which first production is expected in 2015.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total, a world leader in LNG

Total is a world leader in LNG, with strong and diversified positions along the entire value chain. Total is active in most of the major LNG producing regions as well as in the main LNG markets and continues to develop LNG as a key component of its growth strategy.

The Group is involved in LNG projects in Indonesia, Qatar, the United Arab Emirates, Oman, Nigeria, Norway, Yemen, Angola and Australia. The Group has also secured the purchase of LNG from the Sabine Pass gas terminal in the US and long-term access to re-gasification capacities located in key LNG markets.

Total combines trading, marketing and logistics to offer its natural gas and LNG production directly to customers. This portfolio allows Total to supply its main clients worldwide with gas, while retaining a certain degree of flexibility to seize market opportunities.

Total in the Arctic, a responsible position

Total is aware of the unique challenges posed by exploration and production in the Arctic and therefore applies even stricter safety and environmental standards than usual, taking the utmost care to safeguard these particularly fragile ecosystems.

In pursuing hydrocarbon developments in the Arctic, Total has decided to focus primarily on natural gas rather than oil. Total’s five arctic projects are all located outside the polar ice pack, and four out of these are natural gas projects: Snøhvit and Norvarg in Norway; Yamal LNG and Termokarstovoye in Russia. The only oil project is the Kharyaga field in Russia, which is located onshore. Total has no intention of operating offshore oil projects in the polar ice pack.

As the Arctic will be a major contributor to future growth in the LNG sector, Total intends to leverage its LNG expertise and technical experience, in particular through its Extreme Cold R&D program which covers health and safety, arctic LNG, arctic engineering, arctic technologies, project management and human resources, and the environment.

More information and videos of the Yamal LNG project on:

http://total.com/en/energies-expertise/oil-gas/exploration-production/projects-achievements/lng/yamal-lng

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov